Exhibit 21
Subsidiaries of Webdigs, Inc.

The following are the significant subsidiaries of Webdigs, Inc.:

State of Incorporation
Webdigs, LLC	Minnesota

The MLSDirect, Inc.	Delaware

Iggyshouse.com, Inc.	Delaware

Realty International, Inc.	Delaware